Exhibit 99.1

Abits Group Inc Announces Changes of the Authorized Shares and Share Consolidation

Hong Kong, March 5, 2025 (GLOBE NEWSWIRE) — Abits Group Inc (the “Company”) (NASDAQ: ABTS), a company engaged in bitcoin mining and related services in the United States, announced today, on February 13, 2025, the Company’s board of directors (the “Board of Directors”) approved to amend and restate the Company’s memorandum and articles of association, as amended, to change the maximum number of shares the Company is authorized to issue to an unlimited number of ordinary shares of no par value each and an unlimited number of preferred shares of no par value each (the “Amended and Restated Memorandum and Articles”). The Amended and Restated Memorandum and Articles became effective on February 17, 2025 upon the filing with the Registrar of Corporate Affairs of the British Virgin Islands.

On February 13, 2025, the Board of Directors also approved to effect a share consolidation of the Company’s ordinary shares and preferred shares at the ratio of one-for-fifteen. The share consolidation will become effective with NASDAQ (“Nasdaq”) and in the marketplace on March 10, 2025.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on March 10, 2025, the Company’s ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “ABTS” but under a new CUSIP Number, G6S34K113.

As a result of the share consolidation, each fifteen issued and outstanding ordinary shares and preferred shares will automatically combine and convert to one issued and outstanding ordinary share and preferred share, respectively, without any action on the part of the shareholders. No fractional shares will be issued to any shareholders in connection with the share consolidation, and such fractional shares will be redeemed by the Company.

The share consolidation will reduce the numbers of ordinary shares and preferred shares issued and outstanding from 35,554,677 and 5,000,000, respectively, to approximately 2,370,300 ordinary shares and 333,333 preferred shares, respectively (subject to the redemption of the fractional shares at the closing price of the ordinary shares on March 10, 2025). The number of ordinary shares and the number of preferred shares that the Company is authorized to issue remain to be unlimited.

About Abits Group Inc

Abits Group Inc (formerly Moxian (BVI) Inc), a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Abits Group Inc is a new generation digital company, with self-mining operations in the State of Tennessee through a wholly owned subsidiary, ABIT USA, Inc.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of bitcoin mining industry and Internet media marketing industry; demand and acceptance of the company’s products and services; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

yf@abitgrp.com